July 1, 2009

To:	Staci Shannon, Staff Accountant Division of Corporation Finance Telephone Number: (202) 551-3374 Fax Number: (202) 772-9217

From:	Ms. T.W. Owen Metabolic Research, Inc

RE:	Responses to SEC Comments on letter dated 6/9/2009 Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the fiscal year ended March 31, 2009 File Number: 000-25879

I have reviewed and addressed the comments made on SEC letter dated 6/9/2009, and my responses are stated below. In addition, I have revised the 10-K for year ended December 31, 2008 and 10-Q ended March 31, 2009 and submitted them through EDGAR. Please contact me if additional questions arise or you have any questions.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered, Public Accounting Firm, page F-1

Comment 1 – The correct audit report has been submitted addressing the SEC concerns regarding the audited “Balance Sheet Statement”.  This statement was audited in accordance with GAAS as required by Rule 2-02 (b) of Regulation S-X.  The corrections were made on page F-1 of the10-K for the fiscal year ending December 31, 2008.  The 10-K was filed through EDGAR.

Note 2. Summary of Significant Accounting Policies, page F-7

Comment 2 – Prepaid consulting fees resulted from the issuance of stock for services rendered during year 2008.  The services were valued at the trading value of the stock issued on the date of issuance.  The prepaid fees were and currently are being amortized over the life of the consulting agreements as per ARB 43, Ch. 3A, paragraphs 2–4 and SFAS 115, paragraph 125).  There was $80,542 and $0 amortized in the years ending December 31, 2008 and 2007, respectively. This disclosure was added on page F-7 of the 10-K. The revised 10-K was filed through EDGAR.

Comment 3 – Patent assignments were a result of issuance of stock for patent assignments during 2007.  The transactions were valued at the trading value on the date of issue.  The value of these assets at December 31, 2008 was $10,255,152.  The patents cover the products developed by the company and have been determined by management at present to be intangible assets not subject to amortization (in compliance with SFAS 142 paragraphs 9-17).  Impairment was tested at year-end and no adjustment of the value was necessary (in compliance with SFAS 142 paragraphs 44-46). Disclosure requirements have been met on page F-7 of the 10-K under “Patent Assignments”. The revised 10-K was filed through EDGAR.

Note 8.  Derivative Liability

Comment 4- The derivative liability measures the company’s liability at the end of the reporting period for the value of the warrants. These warrants were a result of its multiyear consulting contracts with common stock issued as compensation. The derivative liability was calculated using models approximating Black-Scholes methodologies. The company is obligated to issue an additional 13,226,000 shares of its common stock (restricted) over the next three years per the consulting contracts issued in 2008. Any gain and losses are resulting from the calculation are reported within other comprehensive income as required by SFAS 133. The 10-K Note 8 on page F-13 was revised to expand on the nature, treatment, authoritative guidance of the transaction. The revised 10-K was filed through EDGAR.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Condensed Consolidated Balance Sheet, page 3

Comment 5- A revision to page 3 of the 10-Q was made to include the “Balance Sheet” as of December 31, 2008. The revised 10-Q was filed through EDGAR.

Notes to Condensed Consolidated Financial Statements, page 6

Comment 6- Metabolic Research, Inc acquired a company called RueIQ, Limited and its assets in 2008 as a business venture. The business and equipment was later sold in exchange for a notes receivable in the amount of $111,667 to a company called Hollywood Laser. Hollywood Laser later defaulted on the note receivable. The note receivable became worthless and uncollectible and was written-off by Metabolic Research, Inc. This footnote disclosure was included in the 10-Q “Notes to Condensed Consolidated Financial Statements” on page 6 under “Notes Receivable Write-off”. The revised 10-Q was filed through EDGAR.

Item 4T. Controls and Procedures, page 8

Comment 7- In response to your inquiry, Metabolic Research, Inc has a "Chief Executive Officer" and "Chief Financial Officer". Tia Owen holds the title of "Chief Financial Officer" for Metabolic Research, Inc. There is no "Chief Operating Officer". This has been corrected on page 8 of the  10-Q. The revised 10-Q was filed through EDGAR.

Comment 8- The conclusion was revised in accordance with Regulation S-K Item 307 Rule 15-D-15 paragraph e to better express the steps taken by Metabolic Research, Inc. regarding its disclosure controls and procedures. This revision has been made on page 8 of the 10-Q. The revised 10-Q was filed through EDGAR.

Comment 9- No changes to the most recent fiscal quarter were made that would materially affect internal controls as per Regulation S-K item 308(c).These findings were reflected on page 8 of the 10-Q. The revised 10-Q was filed through EDGAR.

In conclusion, Metabolic Research, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings. It understands that any changes to disclosures in response to staff comments don’t preclude the Commission from taking any action with respect to the filings. It further understands that it cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Sincerely,

Ms. T. W. Owen

Chief Financial Officer

Metabolic Research, Inc.